Mail Stop 3561

May 12, 2009

Mr. E. Brian Hansberry
President and Chief Executive Officer
Seneca Gaming Corporation
310 Fourth Street
Niagara Falls, NY 14303

> **Re:** **Seneca Gaming Corporation**
> **Form 10-K for the year ended September 30, 2008**
> **Filed December 29, 2008**
> **File No. 333-117633**

Dear Mr. Hansberry:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. David Sheridan
(716) 299-1200